Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of June 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: June 06, 2005

List of materials

Documents attached hereto:

i)   A press release regarding: Executive Appointments




                                                                  June 2, 2005
                                                                    No. 05-030E

                             Executive Appointments


Tokyo, Japan - Sony Corporation has decided candidates for the positions of
Corporate Executive Officer.   The selections are subject to the approval of the
Board of Directors Meeting to be held on June 22, 2005.

Corporate Executive Officers (* to be concurrent with Director)
----------------------------
The candidates for Representative Corporate Executive Officer and Corporate Executive Officer are as follows. One new Corporate Executive Officer has been selected (**).

Representative Corporate Executive Officers
-------------------------------------------
As of June 22

Howard Stringer*           Chairman and CEO

Ryoji Chubachi*            President and Electronics CEO

Katsumi Ihara*             Executive Deputy President
                           and NC President of Home Electronics Network Company


Corporate Executive Officers
----------------------------
As of June 22

Nobuyuki Oneda             EVP and CFO

Keiji Kimura               EVP and Officer in charge of Technology Strategy,
                           NC President of Information Technology &
                           Communications Network Company

Nicole Seligman            EVP and General Counsel

Yutaka Nakagawa**          EVP and NC President of Personal Audio Visual Network
                           Company


Corporate Executive Officers Retired
------------------------------------
As of June 22

Nobuyuki Idei              Scheduled to be appointed as Chief Corporate Advisor
                           (Currently Chairman and Group CEO, Representative
                           Corporate Executive Officer)

Kunitake Ando              Scheduled to be appointed as Advisor
                           (Currently President, Representative Corporate
                           Executive Officer)

Shizuo Takashino           Scheduled to be appointed as Corporate Executive
                           (Currently Executive Deputy President and Sony Group
                           China Representative, Corporate Executive Officer)

Teruo Masaki               Scheduled to be appointed as Advisor
                           (Currently Executive Deputy President and Group
                           General Counsel, Corporate Executive Officer)

Fujio Nishida              Scheduled to be appointed as Corporate Executive
                           (Currently Executive Vice President, Officer in charge of Marketing and Corporate Communications, Corporate Executive Officer)

Takao Yuhara               Scheduled to be appointed as Corporate Executive
                           (Currently Senior Vice President, Officer in charge of Finance and IR, Corporate Executive Officer)

Yasunori Kirihara          Scheduled to be appointed as Corporate Executive
                           (Currently Senior Vice President, Officer in charge of Corporate Human Resources, Corporate Executive
                           Officer)



The current executive titles are: "Corporate Executive Officer (Shikkoyaku)", "Executive Officer (Gyomu-Shikko-Yakuin)" and "Group Executive Officer (Group Yakuin)." From June 22, these titles will change: "Executive Officer (Gyomu-Shikko-Yakuin) " will become "Corporate Executive"; and "Group Executive Officer (Group Yakuin)" will become "Group Executive."

The rankings of "Senior Executive Vice President (Senmu)"; "Executive Vice President (Jouseki-Joumu)", "Senior Vice President (Joumu)" and "Vice President (Gyomu-Shikko-Yakuin)" have been abolished.
These will be replaced by two ranks - Executive Vice President (EVP) and Senior Vice President (SVP). The intention is to streamline layers and create a more transparent and effective management structure.